UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42468

Hong Kong Pharma Digital Technology Holdings Limited

(Registrant’s Name)

Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Executive Officer, Director, Chief Financial Officer and Chief Operating Officer

On October 6, 2025, the Board of Directors (the “Board”) of Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) received and accepted the resignation of Mr. Wong Lap Sun (“Mr. Wong”) from his position as Chief Executive Officer, the resignation of Mr. Zhifang Zhang (“Mr. Zhang”) from his position as Executive Director, and the resignation of Mr. Kwok Man Bun (“Mr. Kwok”) from his position as Chief Financial Officer effective immediately. Each of Mr. Wong, Mr. Zhang and Mr. Kwok resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Previously on April 30, 2025, the Board received and accepted the resignation of Ms. Yingying Li (“Ms. Li”) from her position as Chief Operating Officer, effective immediately. Ms. Li resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

Appointment of Chief Executive Officer, Chief Financial Officer and Chief Strategy Officer

Effective on October 6, 2025, the Board appointed Mr. Chenyu Liang (“Mr. Liang”) as Director and Chief Executive Officer, Ms. Shu Liu (“Ms. Liu”) as Chief Financial Officer and Mr. Zifeng Wang (“Mr. Wang”) as Chief Strategy Officer of the Company.

Mr. Liang’s experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives, including experience serving as a CEO. From September 2023 to September 2025, he held the position of Chief Executive Officer at Jiangsu Miaodong Trading Group, where he was responsible for multinational corporate operations, supply chain management, strategic planning, and organizational oversight. Mr. Liang received a Bachelor of Laws degree from Dongbei University of Finance and Economics in 2023. Mr. Liang will contribute to the Company’s overall management and support the execution of its strategic objectives.

Ms. Liu has rich experience in financial management and compliance, including key roles such as Chief Executive Officer, investment advisors and finance manager with responsibilities encompassing accounting, budgeting, internal controls, and the implementation of financial systems. From August 2024, she serves as Chief Executive Officer of Shenzhen Yingdatongli Investment Group Co., Ltd., where she was responsible for the company’s acquisition work. From August 2023 to August 2024, she held an Investment Advisor position at Guosen Securities Co., Ltd., where she was responsible for providing advice to investors. Ms. Liu received a Master’s degree from Sun Yat-sen University in 2019 and qualified as an Intermediate Economist. Ms. Liu will contribute to the Company’s financial operations and ongoing compliance initiatives.

Mr. Zifeng Wang has over 25 years of experience of enterprise management, investment operation and property management, including those in biotechnology sectors. He currently serves as the Chairman of the Board of Zhejiang Shengyan Biotechnology Co., Ltd from November 2024, where he previously served as the General Manager from November 2020 to October 2024. From January 2015 to October 2020, Mr. Wang served as Chairman of the Board of Hangzhou Jinqi Automobile Co., Ltd. He received a Master’s degree in management from Huazhong University of Science and Technology in 2009. With his core leadership roles in multiple companies, Mr. Wang will contribute to the Company’s overall business operation, strategic planning, and cross-industry resource integration.

The Company entered into employment agreements with Mr. Liang, Ms. Liu and Mr. Wang, respectively, which establish other terms and conditions governing their respective service to the Company. Mr. Liang, Ms. Liu and Mr. Wang will receive an annual base salary of HKD100,000, HKD100,000 and HKD70,000, respectively, for their services as the Chief Executive Officer, Chief Financial Officer, and Chief Strategy Officer.

Each of the employment agreements with Mr. Liang, Ms. Liu and Mr. Wang is qualified in its entirety by reference to the complete text of such employment agreement, which is filed hereto as Exhibit 99.1, 99.2 and 99.3, respectively.

EXHIBIT INDEX

Exhibits Number	Description

99.1	Employment Agreement, dated October 6, 2025 by and between the Company and Chenyu Liang
99.2	Employment Agreement, dated October 6, 2025 by and between the Company and Shu Liu
99.3	Employment Agreement, dated October 6, 2025 by and between the Company and Zifeng Wang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 6, 2025

Hong Kong Pharma Digital Technology Holdings Limited

/s/ Liang Chenyu
Name:	Liang Chenyu
Title:	Director and Chief Executive Officer

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